CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 811 100 - FAX: (+34) 915 81 11 34

02060965

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 DEC -9 AM 11:21

Madrid, 22 November 2002

SUPPL

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

(send in absence to avoid delay)

Luigi Lubelli
Finance Director

dlw 1/13

TRANSLATION

CORPORACION MAPFRE

EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors calls upon the shareholders to attend the Extraordinary Shareholders' Meeting to be held at the Company's domicile at Paseo de Recoletos, 25, Madrid, on 4 December 2002 at 11 a.m. in first call, since there is expected to be sufficient quorum and it will therefore not be necessary to hold the meeting in a second call, which is hereby convened at the same time and place on 5 December 2002, to discuss the following

AGENDA

1. Interim dividend

2. Appointment of a new Director

3. Delegation of powers to execute and publicly register the resolutions approved at the Shareholders' Meeting

4. Approval of the minutes of the meeting or appointment of representatives for this purpose

Shareholders owning one thousand five hundred or more shares and whose shares are registered in the corresponding accounting register five days before the date of the Shareholders' Meeting shall be entitled to attend. Shareholders owning fewer shares may group together to reach at least said number, and grant a proxy to one of them.

Madrid, 18 November 2002

THE SECRETARY TO THE BOARD OF DIRECTORS